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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-00785

                           Nash-Finch Company

(Exact name of registrant as specified in its charter)

                   7600 France Avenue South, P.O. Box 355, Minneapolis, MN 55440, Tel. (952) 832 - 0534

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $1.66 2/3 per share

                Common Stock Purchase Rights

(Title of each class of securities covered by this Form)

                                                                          None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:  1

Pursuant to the requirements of the Securities Exchange Act of 1934 (Name of registrant as specified in charter) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:  December   16, 2013                                                                     By:      /s/ Kathleen M. Mahoney

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed.  It may be signed by an officer of the registrant, by counsel or by any other duly authorized person.  The name and title of the person signing the form shall be typed or printed under the signature.

Persons  who  respond  to  the  collection  of  information  contained in  this  form  are  not  required  to  respond  unless  the  form  displays a   currently   valid   OMB   control   number.

SEC2069(02-08)